EXHIBIT 5

                        LASALLE FINANCIAL PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                             ______________________
                            Telephone (616) 344-4993
                            Facsimile (616) 382-2382


                                September 9, 1997


   James A. Koessel
   Vice President and Secretary
   Bank West Financial Corporation
   2185 Three Mile Road, N.W.
   Grand Rapids, Michigan 49544

   Dear Mr. Koessel:

             This letter responds to your letter of September 5, 1997. Attached please find a revised notice of intent to nominate one director to the Board of Directors (the "Board") of Bank West Financial Corporation (the "Company").

             In order to give some background to the revisions we have made, and to ensure clarity as we continue to work together, I would like to explain some apparent inaccuracies in your letter. As you probably know, on Friday, August 22, I (together with Peter Kross) telephoned Mr. Paul Sydloski, the President and CEO of the Company, and discussed with him that LaSalle Financial Partners, Limited Partnership (the "Partnership") had acquired more than 5% of the common stock of the Company, and therefore would be filing a Schedule 13D with the Securities and Exchange Commission (the "SEC").

             At that time, I indicated to Mr. Sydloski our desire that I be made a Board nominee for election to the Board. We agreed, however, that the deadline for shareholder notices of intent to nominate directors was the following day, Saturday, August 23, and that the Board could not consider nominating me as a Board nominee until the following week. Therefore, I stated that, in order to not foreclose the Partnership's options, the Partnership would be delivering to the Company a notice of intent to nominate, by facsimile on that day and by hand delivery the following day. Mr. Sydloski stated that such an arrangement was acceptable to him and that the Company offices would be open on Saturday to accept the delivery I would personally be making by hand. Mr. Sydloski also asked that a courtesy copy of the Schedule 13D be faxed to him when it was filed with the SEC. We concluded by agreeing to continue to discuss the possibility of my becoming a Board nominee, rather than a shareholder nominee, for election to the Board.

             As your letter states, the Company received the facsimile notice of intent to nominate on Friday, August 22. Notwithstanding being told that your offices would be open on Saturday until 1:00 p.m., the Company offices were not, in fact, open on Saturday. I arrived only to find a handwritten sign on your door indicating that the bank offices were closed. Nonetheless, I located a bank teller in a drive up window and delivered the notice of intent to nominate to the Company on that day. (The receipt received from the assistant manager is attached as Exhibit A.) Mr. Sydloski received his courtesy copy of the Schedule 13D on the same day it was filed with the SEC, Monday, August 25.

             Your letter of September 5 lists 16 alleged deficiencies "with respect to [my] August 22, 1997 letter [of notice of intent to nominate]." Several of the alleged deficiencies are, in fact, allegations of deficiencies in the Schedule 13D filed by the Partnership, and thus not germane to the adequacy of the Partnership's notice. However, the Partnership will be filing Amendment No. 1 to its Schedule 13D, addressing some of the information you requested.

             Following is a list, numbered in accordance with your letter, of actions we have taken in response to your requests. The Partnership does not admit that its original letter was deficient in any respect; what you requested is actually either not required by the Articles for notices of intent to nominate or is not material. Your original requests are in italics; our responses are in regular typeface.

   1. Your letter dated August 22, 1997 references in several places the proxy statement of LaSalle Financial Partners, L.P. (the "Partnership", correct title is LaSalle Financial Partners, Limited Partnership) and "the Partnership's intended solicitation of proxies for use at the 1997 Annual Meeting of Stockholders" of the Company. By contrast, Item 4 of the Schedule 13D filed on August 25, 1997 indicates that your group is "interested in Mr. Nelson becoming a management nominee for election as a director of the Issuer." It appears from the language in your August 22, 1997 letter that your group has already decided to conduct its own proxy solicitation. The nominating materials and Schedule 13D should be reconciled.

             This request is not for factual information required by Article 7.F (which does not require reconciliation of documents, but merely specific factual information), but appears to originate in confusion that the Company apparently has regarding the distinction between Board and shareholder nominees. As discussed above, Mr. Sydloski and I agreed that it was a continuing possibility that I would become a Board nominee for election to the Board, at which time it would no longer be necessary for me to be a shareholder nominee for election. However, because of the timing required by the Articles, in order that I still be able to stand for election even if the Board decided not to nominate me, the Partnership gave notice of intent to nominate me as a shareholder nominee. Therefore, the statement in the Schedule 13D is not opposed to the statement that the Partnership intends to solicit proxies; the Partnership continues to remain "interested in Mr. Nelson becoming a management nominee for election as a director of the Issuer."

             The Partnership's formal name is indeed LaSalle Financial Partners, Limited Partnership. "Limited Partnership" is commonly abbreviated to "L.P."; the distinction is not material because there is no danger of confusion. As a shareholder, we would hope that the Company did not spend significant money on outside counsel to develop this argument.

   2. In paragraph C on page 2 of your letter dated August 22, 1997, you state that Mr. Nelson may be deemed to beneficially own the shares held by the Partnership. The nominating materials should be revised to disclose that Mr. Nelson may be deemed to have shared ownership through his positions with one of the corporate general partners of the Partnership, and that such ownership is further shared with the other general corporate partner and Peter Kross. In light of Florence Nelson's positions in LaSalle Capital Management, Inc. and her marital relationship with Richard Nelson, it appears that Florence Nelson also may be deemed to have shared beneficial ownership of the shares held by the Partnership, in which case the nominating materials and Schedule 13D should be revised as appropriate.

             Paragraph C responds to the requirement in Article 7.F(a)(iii) of the Company's Articles of Incorporation that the "class and number of shares of Corporation stock which are Beneficially Owned . . . by [the nominee] on the date of such stockholder notice" be disclosed. That provision of Article 7.F does not require that the mode of ownership (e.g., shared or sole power over disposition) be disclosed, but rather that the class and number of shares be disclosed. Article 7.F further does not require that shares held by persons other than the nominee (e.g., those with whom the nominee may share ownership) be disclosed.

             Neither LaSalle Capital Management, Inc. or Talman Financial, Inc. has any voting power or investment power over shares of Company stock held by those entities because each of those entities is wholly controlled by Mr. Nelson and Mr. Peter Kross, respectively. Likewise, as noted in the Schedule 13D, Florence Nelson, although a director and part owner of LaSalle Capital Management, has no voting or investment power over shares of Company stock held by LaSalle Capital Management. Therefore, properly viewed, none of those three entities has shared power over or beneficial ownership of the shares owned by the Partnership. However, to avoid any further such arguments on your part, we have added to the notice of intent to nominate additional disclosures regarding holdings of individuals affiliated with the nominee.

   3. Paragraph D on page 2 of your letter dated August 22, 1997 indicates that Mr. Nelson has been a party to contracts, arrangements or understandings within the past year with respect to the Company's securities in connection with the Partnership. The provisions of the partnership agreement regarding the division of losses or profits, the transfer or voting of the shares held by the Partnership, or the giving or withholding of proxies should be described pursuant to Item 5(b)(1)(viii) of Schedule 14A and Item 6 of Schedule 13D.


             Item 5(b)(1)(viii) of Schedule 14A and Item 6 of Schedule 13D require disclosure of agreements "with respect to" securities of the Company. Provisions of the governing documents of the Partnership are not "contracts, arrangements or understandings with respect to" securities of the Company. Rather, they are made with respect to the overall workings of the Partnership. However, courtesy copies of the governing documents of the Partnership will be available for inspection at the Partnership's offices.

             Profits of the Partnership are divided among its general partners, LaSalle Capital Management and Talman Financial, and its limited partners. All decisions regarding transfer and voting of the shares of Company stock are made jointly by the chief executive officers of the general partners, i.e., Messrs. Nelson and Kross. No contractual arrangements are made with respect to the giving or withholding of proxies of the Company; decisions regarding proxies would be made by Messrs. Nelson and Kross.

   4. The limited partnership agreement of the Partnership should be filed as an exhibit to the Schedule 13D pursuant to item 7 of Schedule 13D, and the parties to such agreement should be named pursuant to Item 5(b)(1)(viii) of Schedule 14A and Item 6 of Schedule 13D.

             As discussed above, the requirements of Schedule 13D are not germane to the completeness of the Partnership's notice of intent to nominate. Moreover, as discussed in the response to #3, the provisions of the partnership agreement of the Partnership are not made "with respect to" securities of the Company, nor are they "related to" securities of the Company. The partnership agreement is not related to the securities of the Company, except inasmuch (as already disclosed) as the general partners determine voting and disposition of shares of Company stock owned by the Partnership. Therefore, the parties to the partnership agreement who are not the general partners and have no potential to influence decisions regarding the securities of the Company (i.e., the limited partners) will not be listed, nor will the agreement itself need to be provided. A courtesy copy of the partnership agreement will be available for inspection at the Partnership's offices.

   5. We note that the Partnership filed a Form D with the Securities and Exchange Commission on May 1, 1996 with respect to a $7,070,000 private placement to 20 investors and that Item 4 of the Group's
        Schedule 13D quotes from the Partnership's private placement memorandum in describing the purpose of the Partnership's investment in the Company's common stock. It appears that the private placement memorandum constitutes a continuing arrangement or understanding between the Partnership and its investors and that the relevant provisions of the private placement memorandum should be disclosed in the August 22, 1997 nominating letter pursuant to Item 5(b)(1)(viii) of Schedule 14A and in Item 6 of Schedule 13D. Please advise or revise as appropriate.

             As with the Partnership's partnership agreement (discussed in #3 and #4), documents of the Partnership regarding investments in the Partnership are not made "with respect to" nor are they "related to" securities of the Company. Therefore, no additional details regarding any such documents need be provided in the notice of intent to nominate or the
   Schedule 13D. Courtesy copies of the partnership agreement and the private placement memorandum will be available for inspection at the Partnership's offices.

   6. In the last paragraph on page 2 of your August 22, 1997 letter, it appears from the last sentence of such paragraph that you are no longer a director of any of the three thrift holding companies listed. However, the introductory clause of the first sentence of such paragraph ("except as described in this paragraph") implies that you are currently serving as a director of another company that has publicly registered securities. Please advise or revise as appropriate.

             In order to clarify the language, the phrase "except as described in this paragraph" has been deleted. Mr. Nelson is not currently a director of any corporation, partnership or other entity that has a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or is subject to the requirements of 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

   7. The third paragraph on page 3 of your August 22, 1997 letter should be expanded to describe all arrangements or understandings as noted elsewhere herein. In addition, it appears from Item 5(b) of the group's Schedule 13D that Mr. Nelson has arrangements or understandings with Mr. Kross and/or Talman Financial, Inc. regarding the voting and disposition of the shares held by the Partnership.

             As discussed in the response to #3, #4, and #5, additional details regarding the Partnership's partnership agreement and investment documents are not required by Article 7.F. (Moreover, even if they were, it would not be necessary to repeat them in multiple sections of the notice of intent to nominate.) Mr. Nelson has no arrangements or understandings with regard to the voting and disposition of the shares held by the Partnership, except that, as already disclosed, all decisions regarding voting and disposition of shares of Company stock held by the Partnership are made jointly by Messrs. Nelson and Kross. The notice of intent to nominate has been revised at your request.

   8. With respect to the fourth paragraph on page 3 of your August 22, 1997 letter, it appears that Florence Nelson may be deemed to be a control person with respect to LaSalle Capital Management, Inc., in which case there is an existing family relationship. Please advise or revise as appropriate.

             Although, as discussed above, the Partnership does not believe that Mrs. Nelson has any control over the Partnership, the notice of intent to nominate has been revised to reflect her family relationship.

   9. The last sentence of the next to last paragraph on page 3 of your August 22, 1997 letter should be expanded to clarify that there was no action taken against any partnership, corporation or business association in which Mr. Nelson had one of the specified positions within two years before the time of any filing. It also appears that some language is missing in the last line of the paragraph. Please advise or revise as appropriate.

             The language has been modified to clarify that no action was taken within two years of the specified filing. The word "which" has also been added in the last sentence of the paragraph to enhance your understanding. Again, we reiterate our concern as a shareholder that the Company is spending corporate resources on legal counsel to opine on a missing word in our notice of intent to nominate.

   10. In the last paragraph on page 3 of your August 22, 1997 letter, the reference to "similar misdemeanors" should be changed to "other minor offenses" pursuant to Item 401(f)(2) of Regulation S-K.

             The requested change has been made. (We note, however, that Item 5(b)(1)(iii) of Schedule 14A, with which this notice of intent to nominate complies, uses the term "similar misdemeanors" instead of "other minor offenses" in an essentially identical context.)

   11. The first paragraph on page 4 of your August 22, 1997 letter references the filing of an amended Schedule 13D on March 7, 1997 in response to a temporary injunction and indicates that there was no final order. However, Item 2 of the group's Schedule 13D references a March 19, 1997 order. In addition, the date of the temporary injunction is different in the nominating letter and in the Schedule 13D. Please advise or revise as appropriate. Furthermore, while not technically required to be provided by you to the Company, we respectfully request that you provide us with a copy of the court orders entered in February and March 1997 to assist us in our evaluation of the Partnership's background and our review of your nomination.

             The March 19, 1997 Order clarified and modified the Court's Order of February 10. The March 19, 1997 Order was not a final order. The date contained in the Schedule 13D was February 11, 1997; the date contained in the letter of nomination was February 10, 1997. The correct date is February 10, 1997.

   12. With respect to the next to last paragraph on page 5 of your August 22, 1997 letter, it would appear that Peter Kross and/or Talman Financial, Inc. as well as Florence Nelson are also supporting your nomination. Please advise or revise as appropriate. We also note that Item 4 of the group's Schedule 13D indicates that the group "intends to consult with . . . other shareholders of the Common Stock or other persons to further its objectives." Please advise whether any such consultations have occurred and, if so, whether any of such other persons are also supporting your nomination.

             As discussed above, not all the listed entities beneficially own the shares of Company stock owned by the Partnership (and thus constitute beneficial shareholders). Nonetheless, we have revised the notice of intent to nominate as requested to address your beneficial ownership issues. The status of consultations with other stockholders is not required to be disclosed by Article 7.F. Notwithstanding, to the extent known by the Partnership, no other stockholder is currently supporting Mr. Nelson's nomination.

   13. Please be advised that Article 7.F of the Company's Articles of Incorporation requires your nominating materials to provide the applicable disclosures required by Items 4, 5, 6 and 7 of Schedule 14A. It appears that your August 22, 1997 letter provides none of the disclosures required by Items 4(b), 5(b)(1)(vi), 5(b)(1)(vii) (amount of indebtedness as of latest practicable date), 5(b)(1)(ix), and 6(d) (with regard to Item 403(c) of Regulation S-K). Please revise as appropriate.

             Because the Partnership has not yet made or begun a solicitation, Item 4(b) is not yet applicable. Moreover, it appears that the additional information requested does not "relate to" Mr. Nelson, as required by Article 7.F. Rather, it appears that the information requested relates to the Partnership, to a potential solicitation or to the participants in such a solicitation. (If the parts of Article 7.F to which you refer already required such expansive information, the additional language of Article 7.F requiring separate information regarding the stockholder giving notice would be surplus.) No decisions have been made regarding the mechanics of a potential solicitation; as the Partnership has discussed with Mr. Sydloski, the Partnership remains eager that Mr. Nelson be nominated by the Board, which would make a solicitation by the Partnership unnecessary.

             Nonetheless, the Partnership is willing to provide the requested information, to the extent currently possible, and has revised the notice of intent to nominate appropriately.

   14. Please confirm that all required information with respect to each "participant" (as such term is defined in Instruction 3(a) to Item 4 of Schedule 14A) has been provided. It is noted that such term is defined very broadly, particularly clauses (iii) and (v) of such instruction.

             As discussed above, Article 7.F does not appear to require information regarding each "participant," but only information specifically related to the nominee as a participant under Schedule 14A. However, the Partnership has revised the notice of intent to nominate to include information regarding those entities that would currently be considered "participants" if the Partnership engaged in a solicitation.

   15. It is unclear why LaSalle Capital Management, Inc. and Talman Financial, Inc. are not included as reporting persons in the cover pages for the Schedule 13D, particularly since such corporations constitute the links between the Partnership on the one hand and Messrs. Nelson and Kross on the other. It would also appear that Florence Nelson is a member of the group. See Rule 13d-5(b)(1) and Instruction (1) for Cover Page of Schedule 13D. Please advise or revise as appropriate.

             As discussed above, the Partnership's Schedule 13D is not germane to the completeness of the Partnership's notice of intent to nominate. Moreover, none of the additional listed entities are members of a "group" pursuant to Section 13.

   16. The business address and principal business address of each of the corporate general partners should be disclosed pursuant to Items 5(b)(1)(I) and (ii) of Schedule 14A and Items 2(b) and (c) of Schedule 13D. See General Instruction C to Schedule 13D.

             The requested information has been provided in the notice of intent to nominate.

             These revisions to the notice of intent to nominate fully satisfy your requests. If you have additional requests, we would be happy to consider those and promptly provide additional information if necessary. In the meantime, I look forward to shortly hearing from the Company the status of the Partnership's earlier request that I be made a Board nominee for election to the Board of Directors.

                                 Very truly yours,

                                 LASALLE FINANCIAL PARTNERS, L.P.

                                 By:  LaSalle Capital Management, Inc.

                                      By:  /s/ Richard J. Nelson
                                           Richard J. Nelson, President